Notice of Investor Relations Meetings

Date: June 1, 2005 to June 10, 2005

Location: Major cities in the United States

Target audience: Institutional investors

Purpose of IR: To attend overseas conference

Method of IR: 1 on 1 meeting

Sponsoring institutions: Lehman Brothers, Woori Investment and Securities

Key topic to be presented: Financial results of the 1st quarter of 2005 and WiBro business plan